UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

HD SUPPLY HOLDINGS, INC.

(Name of Subject Company)

HD SUPPLY HOLDINGS, INC.

(Name of Persons Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

40416M105

(CUSIP Number of Class of Securities)

Dan S. McDevitt

General Counsel and Corporate Secretary

3400 Cumberland Boulevard

Atlanta, Georgia 30339

(770) 852-9000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:

Robert A. Profusek

R. Kenneth Boehner

Jones Day

1420 Peachtree Street, N.E., Suite 800

Atlanta, Georgia 30309-3053

(404) 581-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2020 (together with the exhibits or annexes thereto, and as amended or supplemented from time to time, the “Schedule 14D-9”) by HD Supply Holdings, Inc. (“HD Supply” or the “company”). The Schedule 14D-9 relates to the tender offer by a wholly owned subsidiary (“Purchaser”) of The Home Depot, Inc. (“Home Depot” or “Parent”) disclosed in the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), filed by Purchaser and Parent with the SEC on November 24, 2020 pursuant to which Purchaser offered to purchase for cash all of the outstanding shares of the company’s common stock (the “Shares”) at a price of $56.00 per Share, on the terms and subject to the conditions set forth in the Offer to Purchase dated November 24, 2020 and in the related Letter of Transmittal, which, together with any amendments thereto, collectively constitute the “Offer.”

Capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended to include the following:

Shareholder Litigation

Five lawsuits had been filed by December 4, 2020 relating to the Offer and the Merger in federal and state courts by purported individual or trust shareholders against the company, its directors and, in two cases, Home Depot. The cases are, in the order by which they were filed: Stein v. HD Supply Holdings, Inc., et al., 1:20-cv-01605 (D. Del. Nov. 25, 2020); Vandunk v. HD Supply Holdings, Inc., et al., 1:20-cv-05777 (E.D.N.Y. Nov. 30, 2020); Drulias v. DeAngelo, et al., Index No. 656625/2020 (N.Y. Cty. Sup. Ct. Nov. 30, 2020); Rosenfeld Family Found. v. HD Supply Holdings, Inc., et al., 1:20-cv-04854 (N.D. Ga. Dec. 1, 2020); and Chapieski v. HD Supply Holdings, Inc., et al., 1:20-cv-01651 (D. Del. Dec. 4, 2020).

The complaints generally allege that the Schedule 14D-9, and, in one case, the Schedule TO, misrepresent and/or omit certain purportedly material information and assert violations of Sections 14(e) and 14(d) of the Securities Exchange Act of 1934, rules thereunder or common law fraud and/or negligent misrepresentation or concealment. The alleged material misstatements and omissions relate to, among other topics, the company’s forecasts, Goldman Sachs’ financial analysis, the interests of directors and officers in the Offer and the Merger and events giving rise to the Offer and the Merger.

The plaintiffs in each of the foregoing actions seek, among other things, an injunction against the consummation of the Offer and the Merger or, in the alternative, rescission damages, as well as an award of costs and expenses (including attorneys’ and experts’ fees and expenses).

The company believes each of the allegations lack merit and intends to vigorously defend against them.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HD SUPPLY HOLDINGS, INC.

By:	/s/ Evan J. Levitt
Name:	Evan J. Levitt
Title:	Senior Vice President, Chief Financial Officer and Chief Administrative Officer

Date: December 4, 2020